SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

TECKMINE INDUSTRIES, INC.
(Name of Issuer)

Common Stock with a par value of $0.001
(Title of Class of Securities)

87875A 10 6
(CUSIP Number)

Paul Simon 204 Hiddenriver Lane, Woodstock, GA 30188
(Name, address and telephone number of person authorized to receive notices and communications)

June 25, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 87875A 10 6	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Paul Simon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Paul Simon is a citizen of the United States
NUMBER OF	7	SOLE VOTING POWER 3,900,000 shares of common stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER Nil
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 3,900,000 shares of common stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% based on 53,344,000 shares of common stock issued and outstanding as of June 24, 2013
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87875A 10 6	SCHEDULE 13D	Page 3 of 5 Pages

This Schedule 13D is being filed on behalf of Paul Simon (the “Reporting Person”) relating to the shares of common stock, par value $0.001 of Teckmine Industries, Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1.	Security and Issuer.

This statement relates to the shares of common stock of the Issuer. The principal executive offices of the Issuer are located at 1880 Airport Drive, Ball Ground, GA 30107.

Item 2.	Identity and Background.

(a)	Paul Simon

(b)	Mr. Simon’s business address is 204 Hiddenriver Lane, Woodstock, GA 30188

(c)	Mr. Simon’s present principal occupation is Chief Supply Chain Officer, Victory Electronic Cigarettes Inc.

(d)	Mr. Simon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Simon has not been a party  to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Mr. Simon is a citizen of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

On April 2, 2013, the Issuer entered into a share exchange agreement, as amended, with Victory Electronic Cigarettes, Inc. (“VEC”) and the shareholders of VEC.  Pursuant to the terms of the share exchange agreement, the Issuer has acquired all of the issued and outstanding common shares of VEC from the shareholders thereof in exchange for the issuance by the Issuer of 32,500,000 shares of common stock to such shareholders on a pro rata basis.  VEC is a private company converted under the laws of the State of Nevada with a principal office located at 1880 Airport Drive, Ball Ground, Georgia 30107.  VEC is engaged in the business of designing, marketing and distributing electronic cigarettes or “e-cigarettes”.  Electronic cigarettes are battery powered products that enable users to inhale nicotine vapor without smoke, tar, ash or carbon monoxide.

As of the completion of the share exchange agreements and as at the date of this report, Mr. Simon held 3,900,000 shares of common stock which is approximately 7.3% of the Issuer’s issued and outstanding common stock.

Item 4.	Purpose of the Transaction.

These shares were acquired by the Reporting Person for investment purposes.  Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’ s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 87875A 10 6	SCHEDULE 13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 3,900,000 shares of common stock, or 7.3% of the Issuer, based on 53,344,000 shares of common stock outstanding as of the date of this report. The shares are registered in the name of Paul Simon who has the sole power to vote or direct the vote, and to dispose or direct the disposition.

Other than as described above, the Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description
10.1
Share Exchange Agreement dated April 2, 2013 among Teckmine Industries, Inc., Victory Electronic Cigarettes, Inc. and the shareholders thereof (attached as an exhibit to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2013 and incorporated by reference)

10.2	First Amendment to Share Exchange Agreement dated April 15, 2013 (attached as an exhibit to the Issuer’s current report on Form 8-K filed on April 19, 2013 and incorporated by reference)
10.3	Second Amendment to Share Exchange Agreement dated April 29, 2013 (attached as an exhibit to the Issuer’s current report on Form 8-K filed on April 30, 2013 and incorporated by reference)
10.4	Third Amendment to Share Exchange Agreement dated May 14, 2013 (attached as an exhibit to the Issuer’s current report on Form 8-K filed on April 30, 2013 and incorporated by reference)
10.5	Fourth Amendment to Share Exchange Agreement dated May 30, 2013 (attached as an exhibit to the Issuer’s current report on Form 8-K filed on June 30, 2013 and incorporated by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2013	By:	/s/ Paul Simon
Name: Paul Simon

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).